

March 10, 2021

Laura Cohen, MD
President and Chief Executive Officer
CoLabs Int'l, Corp.
18593 Main Street
Huntington Beach, CA 92648

> **Re: CoLabs Int'l, Corp.**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 11, 2021**
> **CIK 0001584879**

Dear Dr. Cohen:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

Summary, page 7

1. Please revise your Summary to provide a balanced and factual presentation of your business. As a non-exhaustive list of examples only, please revise to discuss: (i) your revenues and other top-line financial information for recent periods, (ii) the specific impacts of COVID-19 on your business, (iii) your historical reliance on a limited number of customers, including a related party customer, for a significant portion of your revenues, and (iv) the regulatory landscape applicable to your products.

Risk Factors, page 11

2.   Please revise the Risk Factors section to discuss risks related to ownership of your common stock and the offering. Please include risk factors addressing the fact that you have a history of net losses, the valuation of the offering was set by you, there is no currently established market for your common stock, there is no minimum amount required in order for you to close the offering, two of your directors and officers will control a majority of your voting shares following the offering, and any subsequent financings may be dilutive to investors who purchase shares in this offering.

Description of Business, page 26

3.   Please revise the Business section to include a discussion of the regulatory landscape for your products and any required regulatory compliance efforts. In the event the FDA has not made safety or efficacy determinations in relation to your products, please remove all statements throughout the document indicating that your products are safe and/or effective, as these determinations are solely within the purview of the FDA and similar regulatory bodies. In addition, in relation to the claims you make regarding the superiority of your products to competitors in the market, please ensure the basis for such claims is sufficiently clear or that such statements are expressed as opinions. Otherwise, these statements should be removed from the disclosure.

4.   Please revise the Business section to specifically discuss the patent/IP coverage for your *QS® Technology* and your commercialized products, including the type of patent protection, jurisdiction(s) of the patents covering your products and technology, and whether the IP covering your products and technology is owned or licensed.

5.   Please revise this section to describe the manufacturing process for your products, your reliance on one or a few major customers or suppliers, and how new products are formulated, tested and approved for sale. In your revisions, please include the employee information required by Item 7(a)(iv) of Form 1-A.

The Issue--Therapeutic Risks of Topical Drugs, page 26

6.   We note your statements that competitors' skin medications offer uncontrolled release, limited effectiveness and systemic absorption with potentially toxic side effects. Please revise to provide the basis for this statement and to clarify whether any toxic side effects have been observed in studies of your competitors' products. Please also revise to provide the basis for your statement that these traits of your competitors' treatments are concerning to medical providers, the FDA and to your competitors themselves.

Unique Features of Klenskin Sunscreen, page 29

7.   Please revise your disclosure accompanying the graphs on page 30 to explain how this information was derived and to describe the studies or comparisons that generated the information presented in the graphs. Please also make clear whether the data cited has been independently verified or reviewed by any regulatory authority for accuracy.

2. Summary of Significant Accounting Policies, page 68

8.   We note that revenues to "one international customer" as quantified on pages 69 and 80 have accounted for 42% and 59% of your revenues for the nine months ended September 30, 2019 and 2018, respectively, and for 57% and 68% of your revenues for the years ended December 31, 2019 and 2018, respectively. Given this significant concentration, please revise herein or in MD&A to address the apparent declining trend of revenues thereto, which appears to have commenced prior to the impact of COVID-19. Any changes in economic conditions abroad or your relationship with significant foreign distributors that have negatively affected the volume of your international sales and results of operations should be specifically addressed.

9.   Regarding the inventories significant accounting policy on page 70, you state that no reserve for excess and obsolete inventory was required at September 30, 2020. Please clarify for us whether your sunscreen products which contain SPF expire and, if so, how you considered the foregoing shelf life in your determination that no such reserve was necessary.

4. Line of Credit, page 71

10.   Given your going concern status, among other things, please revise to quantify the committed amount available for borrowing under the revolving credit agreement with Fundbox. Confirm, if true, that there have been no borrowings thereon subsequent to September 30, 2020.

Exhibits

11.   Please file any agreements governing the company's relationship with the "international customer" accounting for a significant portion of the company's revenue, pursuant to Item 17.6(b) of Form 1-A. Please also include disclosure in the Business section naming the customer and describing the material terms of the relationship and governing agreements, including the term and termination thereof.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you

Laura Cohen, MD
CoLabs Int'l, Corp.
March 10, 2021
Page 4

have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lynne Bolduc